EXHIBIT 99.1

Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the dry bulk shipping industry;

•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our expanded fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•
changes in our ability to leverage the relationships and reputation in the dry bulk shipping industry of V.Ships Greece Ltd., or V.Ships Greece, our technical manager, Global Seaways S.A., our crew manager, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	acts of terrorism, other hostilities, pandemics or other calamities;

•	risks associated with the worldwide coronavirus, or COVID-19, including its effects on demand for dry bulk products, crew changes and the transportation thereof;

•	changes in global and regional economic and political conditions, including without limitation, increased inflationary pressures and increases in the interest rates set by central banks;

•	general domestic and international political conditions or events, including “trade wars”, the war between Russia and Ukraine and related sanctions or the armed conflict in the Gaza strip;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the dry bulk shipping industry;

•	our ability to continue as a going concern; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the “Company”, “we” or “our” include Seanergy Maritime Holdings Corp. and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

Operating Results

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities, primarily iron ore and coal. We currently operate 17 vessels (one Newcastlemax and 16 Capesize) with a cargo-carrying capacity of approximately 3,054,820 dwt and an average fleet age of 12.8 years. We are the only pure-play Capesize shipping company publicly listed in the U.S.

Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on bareboat basis each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period. Our calculation of Ownership Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues. Our calculation of Operating Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Bareboat charter.  A bareboat charter is generally a contract pursuant to which a vessel owner provides its vessel to a charterer for a fixed period of time at a specified daily rate. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount or on a per cargo ton basis. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. We calculate Daily Vessel Operating Expenses by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage and time charters;

•	vessel repositioning;

•	vessel operating expenses and voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on fixed-rate period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating on index-linked time charters or in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in the case of voyage charters. In the first nine months of 2023, all of our vessels were chartered under index-linked time charter arrangements, reflecting similar employment patterns as observed in the nine-month period ended September 30, 2022.

Results of Operations

Nine months ended September 30, 2023 as compared to nine months ended September 30, 2022

(In thousands of U.S. Dollars, except for share and per share data)

	Nine months ended September 30,		Change
	2023	2022	Amount	%
Revenues:
Vessel revenue, net	68,135	95,476	(27,341)	(29)%
Fees from related parties	2,671	1,017	1,654	163%
Revenue, net	70,806	96,493	(25,687)	(27)%

Expenses:
Voyage expenses	(2,078)	(3,513)	1,435	(41)%
Vessel operating expenses	(31,371)	(32,642)	1,271	(4)%
Management fees	(535)	(1,077)	542	(50)%
General and administrative expenses	(16,785)	(13,044)	(3,741)	29%
Depreciation and amortization	(21,290)	(20,796)	(494)	2%
Loss on forward freight agreements, net	(148)	(407)	259	(64)%
Gain on sale of vessels, net	8,094	-	8,094	-
Operating income	6,693	25,014	(18,321)	(73)%
Other expenses:
Interest and finance costs	(15,528)	(10,282)	(5,246)	51%
Loss on extinguishment of debt	(540)	(1,285)	745	(58)%
Interest and other income	958	336	622	185%
Gain on spin-off	-	2,800	(2,800)	(100)%
Other, net	(130)	163	(293)	(180)%
Total other expenses, net:	(15,240)	(8,268)	(6,972)	84%
Net (loss) / income	(8,547)	16,746	(25,293)	(151)%
Dividends to non-vested participating securities	(114)	-	(114)	-
Net (loss) / income attributable to common shareholders	(8,661)	16,746	(25,407)	(152)%

Net (loss) / income per common share, basic	(0.48)	0.96
Net (loss) / income per common share, diluted	(0.48)	0.94
Weighted average number of common shares outstanding, basic	18,177,002	17,353,902
Weighted average number of common shares outstanding, diluted	18,177,002	17,842,518

Vessel Revenue, Net – The decrease is attributable mainly to the decrease in prevailing charter rates during the comparable periods. Our time charter equivalent rate (“TCE Rate”) for the nine-month period ended September 30, 2023 is 29% lower than the comparable period of 2022. TCE Rate is not a recognized measure under U.S. GAAP. Please refer below for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. The decrease was partially offset by the increased compensation we received from our charterers for the fuel cost savings produced by the use of scrubbers on our vessels.

Fees from Related Parties – The amounts relate to fees regarding the commercial and technical management services provided from Seanergy to United Maritime Corporation (“United”) and commissions earned by Seanergy on vessels sold and/or purchased by United pursuant to the relevant management agreements. The increase is due to the fact that United commenced its operations in July 2022 and thus the fees for 2022 refer only to the period since July 2022 while for 2023 for the whole nine-month period. The 2023 amount comprises of $1.2 million commercial and technical management fees and $1.5 million of sale and purchase commissions. The 2022 amount comprises of $0.2 million commercial and technical management fees and $0.8 million of sale and purchase commissions.

Voyage Expenses – The decrease was primarily attributable to the decrease of bunkers consumption as a result of the decrease of repairs and off-hire days. We had 44 repairs and off-hire days for the nine-month period ended September 30, 2023 as compared to 270 repairs and off-hire days during the comparable period of 2022.

Vessel Operating Expenses – The decrease was primarily attributable to the decrease in ownership days. We had 4,467 ownership days for the nine month period ended September 30, 2023 as compared to 4,650 ownership days for the respective period of 2022.

Management Fees – The decrease was attributable to the change in the volume of management services outsourced. As of September 30, 2023, we had 2 vessels under third party management compared to 8 vessels as of September 30, 2022.

General and Administrative Expenses – The increase is mainly attributable to the increase in staff costs, and mainly concerns stock based compensation amortization, a non-cash item, which was $8.3 million in the first nine months of 2023 for shares granted pursuant to our 2011 Equity Incentive Plan, compared to $6.6 million in the first nine months of 2022. An additional factor accounting for the increase in staff costs was the increase of the Company’s headcount in order to support the growing needs of the in-house management for both Seanergy and the services provided to United.

Depreciation and Amortization – The slight increase was mainly attributable to the increased depreciation expenses in 2023 compared to 2022 due to the addition of Paroship in December 2022. The increase was partially offset by the decreased amortization of dry docking expenses in 2023 as compared to 2022. Four vessels performed their scheduled dry dockings in 2022 compared to none in 2023. We had 4,467 ownership days for the first nine months of 2023 as compared to 4,650 ownership days for the first nine months of 2022.

Interest and Finance Costs – The increase is primarily attributable to the increase in the average interest rate on our outstanding indebtedness, mainly driven by the increased Libor and SOFR rates for our interest bearing liabilities. The weighted average interest rate on our outstanding debt and convertible note for the nine months ended 2023 and 2022 was approximately 7.54% and 4.54%, respectively.

Loss on extinguishment of debt – The loss for the nine-month period ended September 30, 2023 is mainly attributable to the write-off of unamortized deferred finance costs and debt discounts upon the full settlement of the outstanding balance of the Hanchen Sale and Leaseback, the ABB Loan Facility, the Championship Cargill Sale and Leaseback and the partial prepayment of the August 2021 Alpha Bank Loan Facility (described below). The loss for the nine-month period ended September 30, 2022, is due to $1.2 million related to the Second JDH Note and $0.1 million related to the February 2019 ATB Loan.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Nine months ended September 30,
Fleet Data:	2023	2022

Ownership days	4,467	4,650
Available days(1)	4,467	4,413
Operating days(2)	4,423	4,380
Fleet utilization	99.0%	94.2%

Average Daily Results:
TCE rate(3)	$14,935	$20,996
Daily Vessel Operating Expenses(4)	$6,942	$6,875

(1)
During the nine months ended September 30, 2023, we incurred nil off-hire days for scheduled dry-dockings. During the nine months ended September 30, 2022, we incurred 237 off-hire days for scheduled dry-dockings.

(2)
During the nine months ended September 30, 2023, we incurred 44 off-hire days due to other unforeseen circumstances. During the nine months ended September 30, 2022, we incurred 33 off-hire days due to other unforeseen circumstances.

(3)
We include TCE rate (a measure of the average daily revenue performance), which is not a recognized measure under U.S. GAAP, because we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Nine months ended September 30,
	2023	2022
(In thousands of US Dollars, except operating days and TCE rate)

Vessel revenue, net	$68,135	$95,476
Voyage expenses	$(2,078)	$(3,513)
Time charter equivalent revenues	$66,057	$91,963
Operating days	4,423	4,380
Daily time charter equivalent rate	$14,935	$20,996

(4)
We include Daily Vessel Operating Expenses, which is not a recognized measure under U.S. GAAP, as we believe it provides additional meaningful information and assists management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

	Nine months ended September 30,
	2023	2022
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)

Vessel operating expenses	$31,371	$32,642
Less: Pre-delivery expenses	(362)	(671)
Vessel operating expenses before pre-delivery expenses	$31,009	$31,971
Ownership days	4,467	4,650
Daily Vessel Operating Expenses	$6,942	$6,875

EBITDA and Adjusted EBITDA reconciliation:

	Nine months ended September 30,
(In thousands of US Dollars)	2023	2022

Net (loss) / income	$(8,547)	$16,746
Interest and finance cost, net	15,185	10,099
Depreciation and amortization	21,290	20,796
Taxes	-	(28)
EBITDA(1)	$27,928	$47,613
Stock based compensation	8,601	6,762
Loss on extinguishment of debt	540	1,285
Loss on forward freight agreements, net	148	407
Gain on sale of vessels, net	(8,094)	-
Gain on spin-off	-	(2,800)
Adjusted EBITDA(1)	$29,123	$53,267

(1)        Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income/(loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, and loss on extinguishment of debt, and the non-recurring gains on sale of vessel and on spin-off, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources

Our principal source of funds have been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions and equity provided by the capital markets. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance with corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of September 30, 2023, we had cash and cash equivalents of $16.5 million, as compared to $26.0 million as of December 31, 2022.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of September 30, 2023, we had a working capital deficit of $28.5 million as compared to a deficit of $33.0 million as of December 31, 2022. As of September 30, 2023, the deficit is primarily due to planned loan and convertible note repayments for the next 12 months, amounting to $36.3 million. The Company’s cash flow projections for the period of one year after the date that the financial statements are issued indicate that cash on hand and cash provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance.

As of September 30, 2023, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of September 30, 2023, we had outstanding borrowings of $226.2 million (including long-term debt and other financial liabilities and convertible note). Our primary known and estimated liquidity needs for the twelve-month period ending one year after the financial statements’ issuance include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments and estimated dry docking expenditures. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities are described in “Loan Arrangements” below and in Note 7 (“Long-Term Debt and Other Financial Liabilities”) and Note 8 (“Convertible Notes”) of our interim consolidated financial statements included below. Generally, we expect that, in addition to the cash generated from our operations, our long-term funding sources will include bank borrowings, lease financings and the issuance of debt and equity securities.

Cash Flows

	Nine months ended September 30,
	2023	2022
Cash Flow Data:
Net cash provided by operating activities	$11,050	$29,040
Net cash provided by / (used in) investing activities	$21,413	$(47,303)
Net cash used in financing activities	$(42,895)	$(1,797)

Nine months ended September 30, 2023 as compared to nine months ended September 30, 2022

Operating Activities: Net cash provided by operating activities amounted to $11.1 million for the nine-month period ended September 30, 2023, compared to net cash provided by operating activities of $29.0 million for the nine-month period ended September 30, 2022. The change is attributed to the decreased charter rates prevailed in the market for the nine-month period ended September 30, 2023 as compared to the respective period in 2022.

Investing Activities: The 2023 cash inflow is related to $23.9 million of proceeds from the sale of two vessels, $1.3 million of release of deposits, $0.1 million for payments related to vessel improvements, $3.5 million finance lease prepayment and $0.2 million for payments of other fixed assets. The 2022 cash outflow is related to a $34.6 million payment for the acquisition of one vessel, $10.0 million investment in United’s Series C preferred shares, $4.0 million for payments related to vessel improvements, $0.1 million payments of other fixed assets plus $1.5 million decrease in term deposits.

Financing Activities: The 2023 cash outflow resulted from debt and other financial liabilities repayments of $79.4 million, convertible notes repayments of $8.0 million, dividend payments of $5.5 million, payments for repurchase of common shares of $1.6 million, $1.3 million of loan finance fees payments in respect with the loan amendments and $0.8 million payments for repurchase of warrants. The 2023 cash inflow resulted from proceeds of $53.8 million from secured long-term debt and other financial liabilities. The 2022 cash inflow resulted from proceeds of $80.3 million from secured long-term debt and $0.1 million proceeds from Class E warrant exercises. The 2022 cash inflow was offset by debt repayments of $57.8 million, convertible notes repayments of $10.0 million, dividend payments of $13.4 million and $1.0 million of loan finance fees payments in respect with the loan amendments.

Description of Indebtedness

Senior Facilities

Pre - Existing Loan Facilities

Sinopac Loan Facility
On December 20, 2021, we entered into a $15.0 million secured loan facility with Sinopac Capital International (HK) Limited for the purpose of refinancing the outstanding indebtedness of the Geniuship. On August 25, 2023, the Company entered into an agreement to replace the LIBOR with Term SOFR as reference rate. The facility bears interest at Term SOFR plus a margin of 3.5% and is repayable by four quarterly installments of $0.5 million, followed by sixteen quarterly installments of $0.4 million and a balloon installment of $6.7 million payable together with the final installment. In addition, the borrower shall ensure that the market value of the vessel plus any additional security shall not be less than 130% of the total facility outstanding.

As of September 30, 2023, $11.7 million was outstanding under the facility.

June 2022 Alpha Bank Loan Facility
On June 21, 2022, we entered into a facility agreement with Alpha Bank S.A. (“Alpha Bank”) for a $21.0 million term loan secured by the Dukeship. The loan facility bears interest at SOFR plus a margin of 2.95% and is repayable through four quarterly installments of $1.0 million followed by twelve quarterly installments of $0.5 million and a balloon of $11.0 million payable together with the final installment. The June 2022 Alpha Bank Loan Facility is cross collateralized with the August 2021 Alpha Bank Loan Facility. The Company is required to ensure that the security requirement ratio (as defined therein) shall not be less than 125% and the borrower is required to maintain minimum liquidity of $0.5 million in its operating account.

As of September 30, 2023, $16.5 million was outstanding under the facility.

December 2022 Alpha Bank Loan Facility
On December 15, 2022, the Company entered into a facility agreement with Alpha Bank for a $16.5 million term loan for the purpose of partly financing the acquisition cost of the Paroship. The loan facility bears interest at Term SOFR plus a margin of 2.90% and the term is four years. The repayment schedule comprises four quarterly installments of $0.5 million followed by twelve quarterly installments of $0.4 million and a balloon of $9.6 million payable together with the final installment.  In addition, the Company is required to maintain a security requirement (as defined therein) of not less than 125%, while the borrower is required to maintain minimum liquidity of $0.5 million in its operating account.

As of September 30, 2023, $14.9 million was outstanding under the facility.

Loan Facilities amended during the nine-month period ended September 30, 2023

October 2022 Danish Ship Finance Loan Facility
On October 10, 2022, we entered into a $28.0 million loan facility with Danish Ship Finance A/S to refinance the existing UniCredit Bank Loan Facility secured by the Premiership and Fellowship. The facility was divided into two equal tranches, has a term of five years, while the interest rate is 2.5% plus SOFR per annum. The repayment schedule of each tranche comprises six quarterly installments of $0.8 million followed by fourteen quarterly installments of $0.5 million and a balloon of $2.1 million payable together with the final installment. Pursuant to the terms of the facility, the Company is required to maintain a security cover higher than 133%, at any time the corporate leverage ratio (as defined therein) is equal to or less than 65%. If the corporate leverage ratio is higher than 65%, the Company is required to maintain a security cover ratio (as defined therein) higher than 143%. The Company is required to maintain a leverage ratio (as defined therein), that will not be higher than 85% until June 29, 2023 and 70% thereafter until the maturity of the loan. Each borrower is required to maintain minimum liquidity of $0.65 million in its retention account.

On April 18, 2023, the Company entered a deed of accession, amendment and restatement to the October 2022 Danish Ship Finance facility to refinance the existing Championship Cargill Sale and Leaseback secured by the Championship. Pursuant to the terms of the agreement the Championship acceded to the facility as an additional borrower under a new tranche for $15.8 million. The new tranche is payable through eight quarterly installments of $0.7 million followed by twelve quarterly instalments of $0.6 million and a balloon of $2.9 million payable together with the final installment bearing an interest rate of 2.65% plus 3-month Term SOFR per annum. Pursuant to the terms of the agreement, the minimum liquidity amount for the new tranche will be equal to $0.7 million while the security cover ratio and all other covenants continue to apply per the terms of the October 2022 Danish Ship Finance facility. Furthermore, a new sustainability linked margin adjustment mechanism was introduced to all three tranches of the October 2022 Danish Ship Finance facility, whereby the interest margin can be increased or decreased by 0.05% based on the achievement of certain emission reduction thresholds.

As of September 30, 2023, $38.3 million was outstanding under the facility.

June 2022 Piraeus Bank Loan Facility
On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank S.A. for a $38.0 million sustainability-linked term loan. The purpose of the loan was to partly finance the acquisition cost of the Honorship, while also refinancing the November 2021 Piraeus Bank Loan Facility, which was secured by the Worldship. On July 3, 2023, the Company entered into an agreement to replace the LIBOR with Term SOFR as reference rate. The facility bears interest at Term SOFR plus a margin of 3.00% and a credit adjustment spread (as defined therein) and is repayable through four quarterly installments of $2.0 million, two quarterly installments of $1.5 million, followed by fourteen quarterly installments of $0.8 million and a balloon of $16.5 million payable together with the final installment. The margin is subject to a sustainability pricing adjustment whereby it may be decreased by up to 0.10% upon meeting certain emission reduction targets during the term of the facility. The Company is required to maintain a security cover ratio (as defined therein) of not less than 125% until December 24, 2023, and 130% thereafter until the maturity of the loan. As per the supplemental agreement entered into on July 3, 2023, the corporate leverage ratio (as defined in the facility agreement) required by the Company was reduced from 85% to 70% effective from June 30, 2023 until the maturity of the loan. The borrowers are required to maintain an aggregate minimum liquidity of $2.0 million in their operating accounts.

As of September 30, 2023, $28.5 million was outstanding under the facility.

August 2021 Alpha Bank Loan Facility
On August 9, 2021, we entered into a $44.1 million secured loan facility with Alpha Bank for the purposes of (i) refinancing of a previous loan facility entered with Alpha Bank in May 2021 and (ii) financing of the previously unencumbered Friendship, effectively replacing the Leadership with the Friendship in the security structure and increasing the loan amount. The August 2021 Alpha Bank Loan Facility is divided in two tranches, which were fully drawn on August 11, 2021: the first tranche of $31.1 million was used to partly refinance the outstanding indebtedness over the Squireship and Lordship and the second tranche of $13.0 million was used to partly finance the acquisition cost of the Friendship. On May 22, 2023, the Company received a notice from Alpha Bank replacing the LIBOR with Term SOFR, which was finalized through a supplemental agreement signed on November 10, 2023. The first tranche bears interest at Term SOFR plus a margin of 3.55% and the second tranche bears interest at Term SOFR plus a margin of 3.30%.

On April 28, 2023, the Company prepaid $12.0 million using the proceeds from the Village Seven Sale and Leaseback and as a result all the securities regarding the Lordship have been released. Following the prepayment of the Lordship, the first tranche is repayable by seven quarterly instalments of $0.6 million each and a balloon of $10.3 million payable together with the final instalment. The second tranche is repayable by eight quarterly instalments of $0.3 million each and a balloon of $3.9 million payable together with the final instalment. The repayment of instalments for both tranches commenced in the fourth quarter of 2023.

The August 2021 Alpha Bank Loan Facility is cross collateralized with the June 2022 Alpha Bank Loan Facility. In addition, the borrowers shall ensure that the security requirement ratio (as defined therein) shall not be less than 125%.

As of September 30, 2023, $20.5 million was outstanding under the facility.

All the facilities above are secured by first preferred mortgages on the financed vessels and guaranteed by the Company. Certain of our loan facilities discussed above are secured by first and second priority general assignments covering the respective vessels’ earnings, charter parties, insurances and requisition compensation; account pledge agreements covering the vessels’ earnings accounts; specific charterparty assignments, usually for charterparties exceeding twelve months in duration; technical and commercial managers’ undertakings; pledge agreements covering the shares of the applicable vessel-owning subsidiaries; and hedging assignment agreements.

Loan Facilities repaid during the nine-month period ended September 30, 2023

ABB Loan Facility
On April 22, 2021, we entered into a $15.5 million secured loan facility with Aegean Baltic Bank S.A. (“ABB”). The loan was divided into two tranches of $7.5 million (“Tranche A”) and $8.0 million (“Tranche B”) to partly finance the acquisition cost of the Goodship and the Tradership, respectively. Each tranche bore an interest at LIBOR plus a margin 4.0% and was repayable in eighteen consecutive quarterly installments of $0.2 million each, commencing three months after the drawdown of each tranche, with a final balloon payment of $3.9 million due in October 2025, for Tranche A and $4.4 million due in December 2025, for Tranche B. On February 9, 2023, in connection with the disposal of the Goodship, the Company fully prepaid the outstanding loan amount of $6.1 million under the facility. On February 24, 2023, in connection with the disposal of the Tradership, the company fully prepaid the remaining outstanding loan amount of $6.8 million. Following the full prepayment of the ABB Loan Facility, all securities created in favor of ABB were irrevocably and unconditionally released.

Other Financial Liabilities: Sale and Leaseback Transactions

New Sale and Leaseback Activities during the nine-month period ended September 30, 2023

Evahline Sale and Leaseback
On March 29, 2023, we entered into a $19.0 million sale and leaseback agreement with a subsidiary of Evahline Inc. (“Evahline”) for the refinancing of the Hanchen Sale and Leaseback. The agreement became effective on April 6, 2023, upon the delivery of the Knightship to the lessor. The Company sold and chartered back the vessel from Evahline on a bareboat basis for a six-year period. The financing’s applicable interest rate is 3-month Term SOFR plus 2.80% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to the Company at no additional cost.  The Company is required to maintain a minimum value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in seventy-two consecutive monthly installments paid in advance averaging approximately $0.3 million each.

As of September 30, 2023, $17.4 million was outstanding under the facility.

Village Seven Sale and Leaseback
On April 24, 2023, we entered into a $19.0 million sale and leaseback agreement for the Lordship with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) to partially refinance the August 2021 Alpha Bank Loan Facility. The Company sold and chartered back the vessel from Village Seven on a bareboat basis for a period of four years and five months. The financing’s applicable interest rate is 3-month Term SOFR plus 3.00% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has the option to repurchase the vessel at $7.8 million, which the Company expects to exercise. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal amortizes in fifty-three consecutive monthly installments paid in advance of approximately $0.2 million.

As of September 30, 2023, $17.7 million was outstanding under the facility.

Pre-Existing Sale and Leaseback Activities

Flagship Cargill Sale and Leaseback
On May 11, 2021, we entered into a $20.5 million sale and leaseback agreement with Cargill International SA (“Cargill”) to partly finance the acquisition of the Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate is equivalent to 2% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10.0 million. Additionally, at the time of repurchase, if the market value of the vessel exceeds certain threshold prices, as set out in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices. The charterhire principal amortizes in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $10.0 million payable together with the final installment.

The charterhire principal, as of September 30, 2023, was $15.7 million.

CMBFL Sale and Leaseback
On June 22, 2021, we entered into two separate and identical sale and leaseback agreements for an aggregate amount of $30.9 million with CMB Financial Leasing Co., Ltd., or CMBFL, to partly finance the acquisition of the Hellasship and the Patriotship, with $16.0 million and $14.9 million, respectively. The Company sold and chartered back the vessels from two affiliates of CMBFL on a bareboat basis for a five-year period. On September 25, 2023, the Company entered into an agreement to replace the LIBOR with Term SOFR as reference rate. The financings bear interest at Term SOFR plus a margin of 3.50% and a credit adjustment spread (as defined therein) following the transition from LIBOR to Term SOFR. The Company is required to maintain a corporate leverage ratio (as defined therein) that will not exceed 85% until the maturity of the agreements. Each of the bareboat charterers are required to maintain a value maintenance ratio (as defined therein) of at least 120% of the charterhire principal. The Company has continuous options to buy back the Hellasship and Patriotship at any time following the second anniversary until the maturity of each bareboat charter at predetermined prices as defined in the agreement. At the end of each bareboat period, the Company expects to exercise the purchase options. The total charterhire principal amortizes in twenty consecutive equal quarterly installments of $0.8 million along with a balloon of $15.3 million payable together with the final installment.

The total charterhire principal, as of September 30, 2023, was $23.9 million.

Chugoku Sale and Leaseback
On February 25, 2022 the Company entered into a $21.3 million sale and leaseback agreement with Chugoku Bank, Ltd. (“Chugoku”) to refinance the loan facilities secured by the Partnership. The Company sold and chartered back the vessel from Chugoku on a bareboat basis for an eight-year period starting from March 9, 2022. The financing’s applicable interest rate is SOFR plus 2.90% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the eight-year bareboat period, the Company has the option to repurchase the vessel for $2.4 million, which the Company expects to exercise. The Company is required to maintain a minimum market value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in thirty-two consecutive quarterly installments averaging approximately $0.6 million each along with a balloon payment of $2.4 million at the expiry of the bareboat charter.

As of September 30, 2023, $17.8 million was outstanding under the facility.

 Sale and Leasebacks Transactions repaid during the nine-month period ended September 30, 2023

Hanchen Sale and Leaseback
On June 28, 2018, we entered into a $26.5 million sale and leaseback agreement for the Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd. The Company sold and chartered back the vessel on a bareboat basis for an eight-year period, having a purchase obligation at the end of the eighth year. The charterhire principal bore interest at LIBOR plus a margin of 4.0%. Of the $26.5 million purchase price, $18.6 million were cash proceeds, $6.6 million were withheld by Hanchen as an upfront charterhire, and an amount of $1.3 million was paid by the charterer to Hanchen as security of the due observance and performance by the charterer of its obligations and undertakings as per the sale and leaseback agreement, or the Charterer’s Deposit. The Charterer’s Deposit could be set off against the balloon payment at maturity. The Charterer was required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the amount of the Charterer’s Deposit. The Company had continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter and a purchase obligation of $5.3 million at the end of the leaseback period. The charterhire principal was repayable in thirty-two consecutive equal quarterly installments of approximately $0.5 million along with a balloon payment of $5.3 million payable together with the final installment. On April 6, 2023, the facility was refinanced by the Evahline Sale and Leaseback and the outstanding amount of $11.2 million was repaid in full.

Championship Cargill Sale and Leaseback
On November 7, 2018, we entered into a $23.5 million sale and leaseback agreement for the Championship with Cargill. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The cost of the financing was equivalent to an expected fixed interest rate of 4.71% for five years. The Company was required to maintain an amount of $1.6 million from the $23.5 million proceeds as a performance guarantee, which amount of $1.6 million was used at the vessel’s repurchase. Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2.8 million for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system. The sale and leaseback agreement did not include any financial covenants or security value maintenance provisions. The Company had continuous options to buy back the vessel during the whole five-year sale and leaseback period at the end of which it had a purchase obligation of $14.1 million. Additionally, at the time of repurchase, if the market value of the vessel was greater than certain threshold prices (as set out in the agreement), the Company would pay to Cargill 20% of the difference between the market price and such threshold price. The charterhire principal was repayable in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $14.1 million, including the additional scrubber tranche, at maturity in November 2023. On April 24, 2023, the facility was refinanced by the October 2022 Danish Ship Finance Loan Facility and the total repayment amount stood at $16.5 million.

Convertible Notes

Second JDH Note
On September 7, 2015, we issued an up to $6.8 million, revolving convertible note to Jelco Delta Holding Corp. (“JDH”). The Second JDH Note was amended and supplemented on various occasions and along with the other convertible notes and facilities between the Company and JDH, was subject to a comprehensive restructuring that became effective on December 31, 2020.  Following the restructuring, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $21.2 million. On January 26, 2022, March 10, 2022 and January 3, 2023, the Company made three cash prepayments of $5.0 million, $5.0 million and $8.0 million, respectively.

As of September 30, 2023, $3.2 million was outstanding under the Second JDH Note.

We may by giving a five business days prior written notice to JDH at any time, prepay the whole or any part of the Second JDH Note in cash or, subject to JDH’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At JDH’s option, our obligation to repay the principal amount(s) under the Second JDH Note or any part thereof may be paid in common shares at a conversion price of $12.0 per share. JDH also has received customary registration rights with respect to any shares to be received upon conversion of the Second JDH Note.

Emperor has provided a guarantee, dated September 27, 2017, to JDH for the Company’s obligations under the Second JDH Note.

Seanergy Maritime Holdings Corp.
Unaudited Consolidated Balance Sheets
As of September 30, 2023 and December 31, 2022
(In thousands of US Dollars, except for share and per share data)

		September 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	4	16,495	26,027
Restricted cash	4, 7	50	1,650
Accounts receivable trade, net	12	305	720
Inventories	5	1,451	1,995
Prepaid expenses		1,412	1,096
Due from related parties	3	1,839	829
Assets held for sale		-	28,252
Other current assets		499	1,075
Total current assets		22,051	61,644

Fixed assets:
Vessels, net	6	416,543	434,133
Other fixed assets, net		464	412
Total fixed assets		417,007	434,545

Other non-current assets:
Deposits assets, non-current		-	1,325
Deferred charges and other investments, non-current		7,177	10,759
Restricted cash, non-current	4, 7	5,500	4,800
Prepaid expense other, non-current	10	3,500	-
Operating lease, right of use asset	10	414	499
Other non-current assets		28	28
TOTAL ASSETS		455,677	513,600

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $1,078 and $1,856, respectively	7	33,259	35,051
Debt related to assets held for sale, net of deferred finance costs of $NIL and $110, respectively		-	12,990
Current portion of convertible notes, net of deferred finance costs and debt discounts of $89 and $332, respectively	8	3,076	10,833
Liability from contract with related party	6	-	12,688
Trade accounts and other payables		5,352	7,826
Accrued liabilities		6,616	8,374
Operating lease liability	10	102	108
Deferred revenue	12	1,659	2,232
Other current liabilities	11, 16	491	4,548
Total current liabilities		50,555	94,650

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $1,780 and $1,871, respectively	7	186,962	196,825
Operating lease liability, non-current	10	312	391
Deferred revenue, non-current	12	-	35
Total liabilities		237,829	291,901

Commitments and contingencies	10

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; 20,000 and 20,000 shares issued and outstanding as at September 30, 2023 and December 31, 2022, respectively		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at September 30, 2023 and December 31, 2022; 19,648,956 and 18,191,614 shares issued and outstanding as at September 30, 2023 and December 31, 2022, respectively		2	2
Additional paid-in capital	11	589,870	583,691
Accumulated deficit		(372,024)	(361,994)
Total Stockholders’ equity		217,848	221,699
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		455,677	513,600

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
 Unaudited Interim Consolidated Statements of Operations
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of US Dollars, except for share and per share data)

		2023	2022
Vessel revenue, net	12	68,135	95,476
Fees from related parties	3	2,671	1,017
Revenue, net		70,806	96,493
Expenses:
Voyage expenses		(2,078)	(3,513)
Vessel operating expenses		(31,371)	(32,642)
Management fees		(535)	(1,077)
General and administration expenses		(16,785)	(13,044)
Amortization of deferred dry-docking costs		(3,158)	(3,483)
Depreciation		(18,132)	(17,313)
Gain on sale of vessels, net	6	8,094	-
Gain on forward freight agreements, net		(148)	(407)
Operating income		6,693	25,014
Other income / (expenses), net:
Interest and finance costs	13	(15,528)	(10,282)
Loss on extinguishment of debt	7	(540)	(1,285)
Gain on spin-off of United Maritime Corporation		-	2,800
Interest and other income		958	336
Foreign currency exchange (losses)/ gain, net		(130)	135
Total other expenses, net		(15,240)	(8,296)
Net (loss) / income before taxes		(8,547)	16,718
Income taxes		-	28
Net (loss) / income		(8,547)	16,746
Dividends to non-vested participating securities	14	(114)	-
Net (loss) / income attributable to common shareholders		(8,661)	16,746

Net (loss) / income per common share, basic	14	(0.48)	0.96
Net (loss) / income per common share, diluted	14	(0.48)	0.94

Weighted average common shares outstanding, basic	14	18,177,002	17,353,902
Weighted average common shares outstanding, diluted	14	18,177,002	17,842,518

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Stockholders’ Equity
For the nine-month periods ended September 30, 2023 and 2022
 (In thousands of US Dollars, except for share data)

	Preferred stock Series B		Common stock		Additional paid-in	Accumulated	Total stockholders’
	# of Shares	Par Value	# of Shares	Par Value	capital	deficit	equity

Balance, December 31, 2021	20,000	-	17,298,614	2	597,723	(353,249)	244,476
Issuance of common stock (including the exercise of warrants)	-	-	10,000	-	70	-	70
Stock based compensation	-	-	883,000	-	6,762	-	6,762
Dividends ($1.00 per share)	-	-	-	-	-	(17,924)	(17,924)
Cumulative adjustment due to adoption of ASU 2020-06	-	-	-	-	(21,165)	10,216	(10,949)
United Maritime Corporation spin-off	-	-	-	-	-	(13,728)	(13,728)
Net income	-	-	-	-	-	16,746	16,746
Balance, September 30, 2022	20,000		18,191,614	2	583,390	(357,939)	225,453

	Preferred stock Series B		Common stock		Additional paid-in	Accumulated	Total stockholders’
	# of Shares	Par Value	# of Shares	Par Value	capital	deficit	equity

Balance, December 31, 2022	20,000	-	18,191,614	2	583,691	(361,994)	221,699
Stock based compensation (Note 15)	-	-	1,823,800	-	8,601	-	8,601
Dividends ($0.075 per share) (Note 11)	-	-	-	-	-	(1,483)	(1,483)
Warrants buyback (Note 11)	-	-	-	-	(816)	-	(816)
Share buyback (Note 11)	-	-	(362,161)	-	(1,583)	-	(1,583)
Redemption of fractional shares due to reverse stock split	-	-	(4,297)	-	(23)	-	(23)
Net loss	-	-	-	-	-	(8,547)	(8,547)
Balance, September 30, 2023	20,000	-	19,648,956	2	589,870	(372,024)	217,848

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of US Dollars)

	2023	2022
Net cash provided by operating activities	11,050	29,040
Cash flows from investing activities:
Proceeds from sale of vessels	23,910	-
Finance lease prepayment	(3,500)	-
Vessels acquisitions and improvements	(146)	(38,565)
Other fixed assets, net	(176)	(99)
Investment in Series C preferred shares	-	(10,139)
Term deposits	-	1,500
Deposits assets, non-current	1,325	-
Net cash provided by/ (used in) investing activities	21,413	(47,303)
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	-	70
Payments for repurchase of common stock	(1,583)	-
Payments for repurchase of warrants	(808)	-
Dividends paid	(5,539)	(13,376)
Proceeds from long term debt and other financial liabilities	53,750	80,300
Repayments of long term debt and other financial liabilities	(79,374)	(57,769)
Repayments of convertible notes	(8,000)	(10,000)
Payments of fractional shares due to reverse stock split	(23)	-
Payments of financing and stock issuance costs	(1,318)	(1,022)
Net cash used in financing activities	(42,895)	(1,797)
Net decrease in cash and cash equivalents and restricted cash	(10,432)	(20,060)
Cash and cash equivalents and restricted cash at beginning of period	32,477	45,626
Cash and cash equivalents and restricted cash at end of period	22,045	25,566

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	13,652	8,283

Noncash investing activities:
Vessels acquisitions and improvements	-	2,765

Noncash financing activities:
Dividends declared but not paid	491	4,548

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Glyfada, Greece. The Company’s common shares are listed on the Nasdaq Capital Market under the symbol “SHIP”. The Company provides global transportation solutions in the dry bulk shipping sector through its subsidiaries.

The accompanying unaudited interim consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the “Company” or “Seanergy”).

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2022 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2023 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2023 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

The consolidated balance sheet as of December 31, 2022 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

On February 16, 2023, the Company’s common stock began trading on a split-adjusted basis, following a February 9, 2023 approval from the Company’s Board of Directors to reverse split the Company’s common stock at a ratio of one-for-ten (Note 11). All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share.

As of September 30, 2023, the Company had a working capital deficit of $28,504 which is mainly due to the scheduled loan and convertible note payments of $33,259 and $3,076, net of deferred charges, respectively. Additionally, another part of the working capital deficit relates to pre-collected revenue of $1,659 included in deferred revenue. This amount represents a current liability that does not require future cash settlement.  The Company’s cash flow projections for the period after one year after the date that the financial statements are issued indicate that cash on hand and cash provided by operating activities will be sufficient to cover the liquidity needs that become due within one year after the date that the financial statements are issued.

Consequently, the unaudited interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

a.	Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these unaudited interim consolidated financial statements as of September 30, 2023:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Pembroke Chartering Services Limited (1)(3)(4)	Malta	N/A	N/A	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Squire Ocean Navigation Co. (1)	Liberia	Squireship	November 10, 2015	N/A
Lord Ocean Navigation Co. (1)(5)	Liberia	Lordship	November 30, 2016	April 28, 2023
Champion Marine Co. (1)	Marshall Islands	Championship	November 7, 2018	N/A
Fellow Shipping Co. (1)	Marshall Islands	Fellowship	November 22, 2018	N/A
Friend Ocean Navigation Co. (1)	Liberia	Friendship	July 27, 2021	N/A
World Shipping Co. (1)	Marshall Islands	Worldship	August 30, 2021	N/A
Duke Shipping Co. (1)	Marshall Islands	Dukeship	November 26, 2021	N/A
Partner Marine Co. (1)(5)	Marshall Islands	Partnership	March 9, 2022	N/A
Honor Shipping Co. (1)	Marshall Islands	Honorship	June 27, 2022	N/A
Paros Ocean Navigation Co. (1)	Liberia	Paroship	December 27, 2022	N/A
Knight Ocean Navigation Co. (1)(5)	Liberia	Knightship	December 13, 2016	April 6, 2023
Flag Marine Co. (1)(5)	Marshall Islands	Flagship	May 6, 2021	May 11, 2021
Hellas Ocean Navigation Co. (1)(5)	Liberia	Hellasship	May 6, 2021	June 28, 2021
Patriot Shipping Co. (1)(5)	Marshall Islands	Patriotship	June 1, 2021	June 28, 2021
Good Ocean Navigation Co. (1)(Note 6)	Liberia	Goodship	August 7, 2020	February 10, 2023
Traders Shipping Co. (1)(Note 6)	Marshall Islands	Tradership	June 9, 2021	February 28, 2023
Gladiator Shipping Co. (1)(4)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Leader Shipping Co. (1)(4)	Marshall Islands	Leadership	March 19, 2015	September 30, 2021
Partner Shipping Co. Limited (1)(4)	Malta	Partnership	May 31, 2017	March 9, 2022
Martinique International Corp. (1)(4)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp. (1)(4)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Titan Ocean Navigation Co. (1)	Liberia	Note 16	Note 16	N/A

(1)	Subsidiaries wholly owned
(2)	Management companies
(3)	Chartering services company
(4)	Dormant companies
(5)	Bareboat charterers

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023. There have been no material changes to these policies in the nine-month period ended September 30, 2023.

Recent Accounting Pronouncements

There are no recent accounting pronouncements the adoption of which are expected to have a material effect on the Company’s unaudited interim financial statements for the nine-month period ended September 30, 2023.

3.	Transactions with Related Parties:

Details of the Company’s transactions with related parties are discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 annual report on Form 20-F filed with the SEC on March 31, 2023, and are supplemented by the below new activities within the period.

Management Agreements:

During the nine-month period ended September 30, 2023, fees charged from Seanergy to United Maritime Corporation (“United”) in relation to services provided under the various management agreements entered into with respect to United’s fleet amounted to $2,671 and are included in “Fees from related parties” in the accompanying interim unaudited statement of operations.

As of September 30, 2023, balance due from United amounted to $1,839 and is included in “Due from related parties” in the accompanying unaudited consolidated balance sheets, related to United management fees and working capital advances.

On December 27, 2022, Seanergy entered into two memoranda of agreement to sell two Capesize vessels to United for an aggregate purchase price of $36,250. The sales were completed and the two vessels were delivered to United in February 2023 (Note 6).

Stock Purchases by the CEO & the CFO:

During the nine-month period ended September 30, 2023, Seanergy’s Chairman and Chief Executive Officer, Stamatios Tsantanis, has purchased 175,000 shares at an average price of $5.29 per share, or approximately $925 worth of the Company’s common stock, in the open market. In addition, the Company’s Chief Financial Officer, Stavros Gyftakis, has purchased 18,510 shares at an average price of $5.40 per share, or approximately $100 worth of the Company’s common stock in the open market during the same period.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the unaudited consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited interim consolidated statements of cash flows:

	September 30, 2023	December 31, 2022
Cash and cash equivalents	16,495	26,027
Restricted cash	50	1,650
Restricted cash, non-current	5,500	4,800
Total	22,045	32,477

Restricted cash as of September 30, 2023 includes $2,000 of minimum liquidity requirements as per the Piraeus Bank Loan Facility (Note 7), $2,000 of minimum liquidity requirements as per the October 2022 Danish Ship Finance Loan Facility (Note 7), $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility (Note 7), $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility (Note 7), $500 of minimum liquidity requirements as per the December 2022 Alpha Bank Loan Facility (Note 7), and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of September 30, 2023, of $9,100 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents”.

Restricted cash as of December 31, 2022 includes $2,000 of minimum liquidity requirements as per the June 2022 Piraeus Bank Loan Facility (Note 7), $1,300 of minimum liquidity requirements as per the October 2022 Danish Ship Finance Loan Facility, $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility (Note 7), $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility (Note 7), $500 of minimum liquidity requirements as per the December 2022 Alpha Bank Loan Facility (Note 7), $1,600 of minimum liquidity requirement as per the Championship Cargill Sale and Leaseback (Note 7) and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of December 31, 2022, of $10,700 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents”.

5.	Inventories:

The amounts in the accompanying unaudited consolidated balance sheets are analyzed as follows:

	September 30, 2023	December 31, 2022
Bunkers	-	392
Lubricants	1,451	1,603
Total	1,451	1,995

As of September 30, 2023, there was no bunkers inventory as all vessels were employed under time charter agreements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

6.	Vessels, Net:

The amounts in the accompanying unaudited consolidated balance sheets are analyzed as follows:

	September 30, 2023	December 31, 2022
Cost:
Beginning balance	511,516	488,049
- Additions	419	71,224
- Vessels contributed to United Maritime Corporation	-	(17,948)
- Transfer to “Assets held for Sale”	-	(29,809)
Ending balance	511,935	511,516

Accumulated depreciation:
Beginning balance	(77,383)	(61,987)
- Depreciation for the period	(18,009)	(23,294)
- Vessels contributed to United Maritime Corporation	-	5,046
- Transfer to “Assets held for Sale”	-	2,852
Ending balance	(95,392)	(77,383)

Net book value	416,543	434,133

During the nine-month period ended September 30, 2023, an amount of $419 of expenditures were capitalized that concern improvements on vessels performance and meeting environmental standards mainly due to installation of ballast water treatment systems and other energy saving devices. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the unaudited interim consolidated statements of cash flows.

As of September 30, 2023, all vessels, except for the Knightship, the Lordship, the Flagship, the Partnership, the Hellasship and the Patriotship that are financed through other financial liabilities (sale and leaseback agreements), are mortgaged to secure loans of the Company (Note 7).

Gain on sale of vessels, net

On December 27, 2022, the Company entered into an agreement with United for the sale of the Goodship for a gross sale price of $17,500. As of December 31, 2022, the vessel along with the associated inventories were classified in current assets as “Assets held for sale” in the unaudited consolidated balance sheets, according to the provisions of ASC 360, as all the criteria for this classification were met. The vessel was delivered to her new owners on February 10, 2023. A gain on sale of vessel, net of sale expenses, amounting to $4,887 was recognized and is presented as “Gain on sale of vessels, net” in the unaudited interim consolidated statement of operations.

On December 27, 2022, the Company entered into an agreement with United for the sale of the Tradership for a gross sale price of $18,750. As of December 31, 2022, the vessel along with the associated inventories were classified in current assets as “Assets held for sale” in the unaudited consolidated balance sheets, according to the provisions of ASC 360, as all the criteria for this classification were met. The vessel was delivered to her new owners on February 28, 2023. A gain on sale of vessel, net of sale expenses, amounting to $3,207 was recognized and is presented as “Gain on sale of vessels, net” in the unaudited interim consolidated statement of operations.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

7.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying unaudited consolidated balance sheets are analyzed as follows:

	September 30, 2023	December 31, 2022
Long-term debt and other financial liabilities	223,079	235,603
Less: Deferred financing costs	(2,858)	(3,727)
Total	220,221	231,876
Less – current portion	(33,259)	(35,051)
Long-term portion	186,962	196,825

Debt related to assets held for sale	-	13,100
Less: Deferred financing costs	-	(110)
Total	-	12,990

Total debt net of deferred financing costs and debt discounts	220,221	244,866

Details of the Company’s secured credit and other financial liabilities are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 annual report on Form 20-F filed with the SEC on March 31, 2023, and are supplemented by the below new activities within the period.

Senior long-term debt

Loan Facilities amended during the nine-month period ended September 30, 2023

October 2022 Danish Ship Finance Loan Facility

On April 18, 2023, the Company amended and restated the loan facility with Danish Ship Finance secured by the Fellowship and the Premiership to refinance the Championship Cargill Sale and Leaseback. The amended and restated facility includes a new tranche (Tranche C) of $15,750 secured by the Championship, while a sustainability adjustment mechanism was introduced in respect of the underlying interest rate of the facility. The new tranche has a five-year term and the repayment schedule comprises eight quarterly installments of $725 followed by twelve quarterly installments of $585 and a final balloon of $2,930 payable together with the final installment. The interest rate is 2.65% over 3-month Term SOFR per annum, which can be increased or decreased by 0.05% based on certain emission reduction thresholds. For the new tranche secured by the Championship the borrower is required to maintain a minimum liquidity amount of $700, while each of the borrowers under the Premiership and Fellowship tranches are still required to maintain minimum liquidity of $650 in their respective retention accounts.

August 2021 Alpha Bank Loan Facility

On April 28, 2023, the Company prepaid $11,976 of Tranche A using the proceeds from the Village Seven Sale and Leaseback (described below) and as a result all the securities regarding the Lordship were irrevocably and unconditionally released. Following the prepayment of the Lordship, Tranche A is repayable by seven quarterly installments of $601 each and a final balloon of $10,284 payable together with the final installment and Tranche B is repayable by eight quarterly installments of $258 each and a final balloon of $3,918 payable together with the final installment. The repayment of installments for both tranches will commence from the fourth quarter of 2023.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Furthermore, on May 22, 2023, the Company received a notice from Alpha Bank replacing the LIBOR with Term SOFR, which was finalized through a supplemental agreement signed on November 10, 2023. Following this transition, Tranche A bears interest at Term SOFR plus a margin of 3.55% and Tranche B bears interest at Term SOFR plus a margin of 3.30%.

June 2022 Piraeus Bank Loan Facility

On July 3, 2023, the Company entered into an agreement to replace the LIBOR with Term SOFR as reference rate. Following the transition from LIBOR to Term SOFR, the facility bears interest at Term SOFR plus a margin of 3.0% and a credit adjustment spread (as defined therein). Additionally, the Company agreed to reduce the corporate leverage ratio, as defined in the loan facility, from 85% to 70%, with effect from June 30, 2023, until the maturity date of the facility.

Sinopac Loan Facility

On August 25, 2023, the Company entered into an agreement to replace the LIBOR with Term SOFR as reference rate. Following the transition from LIBOR to Term SOFR, the facility bears interest at Term SOFR plus a margin of 3.5%.

Loan Facilities repaid during the nine-month period ended September 30, 2023

ABB Loan Facility

On February 9, 2023, in connection with the disposal of the Goodship, the Company fully prepaid the outstanding loan amount of $6,100 under the facility. On February 24, 2023, in connection with the disposal of the Tradership, the company fully prepaid the remaining outstanding loan amount of $6,800. Following the full prepayment of the ABB Loan Facility, all securities created in favor of ABB were irrevocably and unconditionally released.

Other Financial Liabilities – Sale and Leaseback Transactions

New Sale and Leaseback Activities during the nine-month period ended September 30, 2023

Evahline Sale and Leaseback

On March 29, 2023, the Company entered a $19,000 sale and leaseback agreement with a subsidiary of Evahline Inc. for the refinancing of the Hanchen Sale and Leaseback. The agreement became effective on April 6, 2023, upon the delivery of the Knightship to the lessor. The charterhire principal amortizes in seventy-two consecutive monthly installments of approximately $264 each, bearing an interest rate of 3-month Term SOFR plus 2.80% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, following the full amortization of the charterhire principal, the ownership of the vessel will be transferred to the Company at no additional cost. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 120%.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Village Seven Sale and Leaseback

On April 24, 2023, the Company entered a $19,000 sale and leaseback agreement to partially refinance the August 2021 Alpha Bank Loan Facility, secured by the Lordship, as well as the Squireship and the Friendship. The Lordship was sold and chartered back on a bareboat basis for a period of four years and five months. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the bareboat period, the Company has the option to repurchase the vessel for $7,800 which the Company expects to exercise. The charterhire principal amortizes in fifty-three consecutive monthly installments of approximately $211 each, bearing an interest rate of 3-month Term SOFR plus 3.00% per annum.

Sale and Leaseback Activities amended during the nine-month period ended September 30, 2023

CMBFL Sale and Leaseback

On September 25, 2023, the Company entered into an agreement to replace the LIBOR with Term SOFR as reference rate. Following the transition from LIBOR to Term SOFR, the financings bear interest at Term SOFR plus a margin of 3.50% and a credit adjustment spread (as defined therein).

Sale and Leaseback Activities repaid during the nine-month period ended September 30, 2023

Championship Cargill Sale and Leaseback
On April 24, 2023, the Company purchased back the Championship from Cargill and took delivery of the vessel after full settlement of the amount of approximately $16,480. The Championship was refinanced by the October 2022 Danish Ship Finance Loan Facility described above.

Hanchen Sale and Leaseback
On April 6, 2023, the Company purchased back the Knightship from Hanchen Limited and took delivery of the vessel after full settlement of the outstanding balance of approximately $11,221. The sale and leaseback was refinanced by the Evahline Sale and Leaseback described above.

All of the Company’s secured facilities (i.e., long-term debt and other financial liabilities) bear either floating interest at SOFR plus a margin or fixed interest.

Certain of the Company’s long-term debt and other financial liabilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum borrower’s liquidity;
•	a minimum guarantor’s liquidity;
•	a security coverage requirement; and
•	a leverage ratio.

As of September 30, 2023, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of September 30, 2023, ten of the Company’s owned vessels, having a net carrying value of $274,199, were subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s six bareboat chartered vessels, having a net carrying value of $142,344 as of September 30, 2023, have been financed through sale and leaseback agreements. As in typical leaseback agreements the title of ownership is held by the relevant lenders.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The annual principal payments required to be made after September 30, 2023 for all long-term debt and other financial liabilities, are as follows:

Twelve month periods ending September 30,	Amount
2024	34,337
2025	45,414
2026	62,295
2027	58,003
Thereafter	23,030
Total	223,079

8.	Convertible Notes:

Details of the Company’s convertible note issued to Jelco Delta Holding Corp. (“JDH”) are discussed in Note 8 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 annual report on Form 20-F filed with the SEC on March 31, 2023.

The amounts in the accompanying unaudited consolidated balance sheets are analyzed as follows:

	September 30, 2023	December 31, 2022
Convertible notes	3,165	11,165
Less: Deferred financing costs	(3)	(9)
Less: Change in fair value of conversion option	(86)	(323)
Total	3,076	10,833
Less - current portion	(3,076)	(10,833)
Long-term portion	-	-

September 7, 2015 - $21,165 Revolving Convertible Note (Second JDH Note)

On January 3, 2023, the Company paid $8,000 of the outstanding balance of the Second JDH Note. The total outstanding balance is due for payment on December 31, 2023. As of September 30, 2023, $3,165 was outstanding under the Second JDH Note.

The Company may, by giving five business days prior written notice to JDH at any time, prepay the whole or any part of the Second JDH Note in cash or, subject to JDH’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At JDH’s option, the Company’s obligation to repay the principal amount under the Second JDH Note or any part thereof may be paid in common shares at a conversion price of $12.0 per share. JDH has also received customary registration rights with respect to any shares to be received upon conversion of the Second JDH Note.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

9.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•Level 1: Quoted market prices in active markets for identical assets or liabilities;
•Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•Level 3: Unobservable inputs that are not corroborated by market data.

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)	Fair Value of Financial Instruments

The fair values of the financial instruments shown in the unaudited consolidated balance sheets as of September 30, 2023 and December 31, 2022, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.

Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates (obtained through Level 2 inputs of the fair value hierarchy) approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair market value of fixed interest long-term debt, with carrying value of $15,745, is estimated at $14,817 using the prevailing market rates as of the period end.  The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

10.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of September 30, 2023, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 10 to 60 months and extension periods vary from 2 to 7 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at September 30, 2023. For index-linked time charter contracts the calculation was made using the initial charter rates (these amounts do not include any assumed off-hire).

Twelve month periods ending September 30,	Amount
2024	95,491
2025	18,711
2026	9,116
Total	123,318

The office rent expense for the periods ended September 30, 2023 and 2022 was $124 and $120, respectively.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The following table sets forth the Company’s undiscounted office rental obligations as at September 30, 2023:

Twelve month periods ending September 30,	Amount
2024	127
2025	127
2026	127
2027	127
Thereafter	64
Total	572
Less: imputed interest	(158)
Present value of lease liabilities	414

Lease liabilities, current	102
Lease liabilities, non-current	312
Present value of lease liabilities	414

On May 9, 2023, the Company entered into a twelve-month bareboat charter agreement with an unaffiliated third party for a secondhand Newcastlemax vessel, which was renamed Titanship.  As of September 30, 2023, the Company has advanced a down payment of $3,500 which was paid upon signing of the agreement and such amount is included in “Prepaid expenses other, non-current” in the unaudited consolidated balance sheets. Seanergy paid $3,500 upon delivery of the vessel to the Company, which took place on October 24, 2023 (Note 16), and will be paying a daily bareboat rate of $9 over the period of the twelve-month bareboat charter. At the end of the bareboat period, the Company has an option to purchase the vessel for $20,200.

11.	Capital Structure:

Details of the Company’s common stock and warrants are discussed in Note 11 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 annual report on Form 20-F filed with the SEC on March 31, 2023 and are supplemented by the below new activities into the nine-month period.

(a)	Common Stock

i)	NASDAQ Notification

On January 31, 2023, the Company received written notification from NASDAQ, indicating that the Company was granted an additional 180-day grace period, until July 31, 2023, to cure its non-compliance with Nasdaq Listing Rule 5550(a)(2). At the opening of trading on February 16, 2023, following a February 9, 2023 approval from the Company’s Board of Directors, the Company effected a one-for-ten reverse stock split of the Company’s common stock. On March 3, 2023, the Company received written notification from Nasdaq that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock (Note 1).

ii)	Dividends

On January 30, 2023, the Company paid a regular quarterly dividend of $0.25 per share declared on November 29, 2022 for the third quarter of 2022 to all shareholders of record as of December 28, 2022.

On April 25, 2023, the Company paid a regular quarterly dividend of $0.025 per share declared on March 13, 2023 for the fourth quarter of 2022 to all shareholders of record as of March 31, 2023.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On July 6, 2023, the Company paid a regular quarterly dividend of $0.025 per share declared on May 24, 2023 for the first quarter of 2023 to all shareholders of record as of June 22, 2023.

On August 2, 2023, the Company announced a regular quarterly dividend of $0.025 per share for the second quarter of 2023 which was paid on October 6, 2023 to all shareholders of record as of September 22, 2023 (Note 16). The dividend declared on August 1, 2023 amounting to $491 is included in “Other current liabilities” as of September 30, 2023 in the accompanying unaudited consolidated balance sheets.

The total dividends declared in the nine-month period ended September 30, 2023, amounted to $1,483.

iii)	Buybacks

In June 2022, the Board of Directors of the Company authorized an additional share repurchase plan under which the Company may repurchase up to $5,000 of its outstanding common shares, convertible note or warrants. On November 28, 2022, the Company’s Board of Directors authorized the extension of the share repurchase plan until December 31, 2023. As of September 30, 2023, the Company has repurchased 362,161 of its outstanding common shares at an average price of approximately $4.35 for a total of $1,583, inclusive of commissions and fees. All the repurchased shares have been cancelled as of September 30, 2023.

(b)	Warrants

All warrants are classified in equity, according to the Company’s significant accounting policy.

As of September 30, 2023, the number of remaining Class D Warrants outstanding is 4,368,750.

On January 10, 2023, the Company completed its tender offer to purchase all outstanding Class E Warrants at a price of $0.20 per warrant. The total number of warrants tendered was 4,038,114 warrants, representing approximately 47% of the outstanding Class E Warrants at the time of the tender offer. As of September 30, 2023, the number of remaining Class E Warrants outstanding is 4,494,599.

As of September 30, 2023, the number of common shares that can potentially be issued under each outstanding warrant are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class D	27,304
Class E	449,459
Total	476,763

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

12.	Vessel Revenue:

The following table presents the Company’s income statement figures derived from time charters for the nine-month periods ended September 30, 2023 and 2022:

	September 30,
	2023	2022
Vessel revenues from time charters, net of commissions	68,135	95,476
Total	68,135	95,476

The Accounts receivable trade, net of $305 and $720 as of September 30, 2023 and December 31, 2022, respectively, relate to time charters.

Deferred revenue as of September 30, 2023 was $1,659 and relates entirely to operating leases. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party, except for unearned revenue, which represents cash received in advance of services which have not yet been provided. Revenue recognized in 2023 from amounts included in Deferred revenue at the beginning of the period was $2,085.

Charterers individually accounting for more than 10% of revenues during the nine-month periods ended September 30, 2023 and 2022 were:

Customer	2023	2022
A	27%	22%
B	26%	16%
C	17%	19%
D	14%	16%
Total	84%	73%

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

13.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	September 30,
	2023	2022
Interest on long-term debt and other financial liabilities	13,384	7,686
Convertible notes interest expense	134	537
Amortization of deferred finance costs and debt discounts	1,778	1,696
Amortization of deferred finance costs and debt discounts (shares issued to third party - non-cash)	83	220
Other	149	143
Total	15,528	10,282

14.	(Loss) / Earnings per Share:

The calculation of net income per common share is summarized below:

	September 30,
	2023	2022

Net (loss) / income	$(8,547)	$16,746
Less: Dividends to non-vested participating securities	(114)	-
Net (loss) / income attributable to common shareholders, basic	$(8,661)	$16,746

Net (loss) / income attributable to common shareholders, diluted	$(8,661)	$16,746

Weighted average common shares outstanding, basic	18,177,002	17,353,902
Effect of dilutive securities:
Warrants	-	205,209
Non-vested participating securities	-	283,407
Weighted average common shares outstanding, diluted	18,177,002	17,842,518

Net (loss) / income per share attributable to common shareholders, basic	$(0.48)	$0.96
Net (loss) / income per share attributable to common shareholders, diluted	$(0.48)	$0.94

As of September 30, 2023, the 1,510,356 non-vested participating shares under the Company’s equity incentive plan were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above (Note 15). Additionally, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as of September 30, 2023, because to do so would have anti-dilutive effect, are any incremental shares of unexercised warrants that are out-of-the money as of the reporting date (Note 11), calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible notes (Note 8) calculated with the if-converted method.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

15.	Equity Incentive Plan:

On March 27, 2023, the Compensation Committee granted an aggregate of 1,823,800 restricted shares of common stock pursuant to the Plan. Of the total 1,823,800 shares issued on March 27, 2023, 400,000 shares were granted to the non-executive members of the Board of Directors, 930,000 were granted to the executive officers, 433,800 shares were granted to certain of the Company’s non-executive employees and 60,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $5.22. 607,974 shares vested on the date of the issuance, March 27, 2023, 607,913 shares vested on October 1, 2023 and 607,913 shares will vest on October 1, 2024.

The related expense for shares granted to the Company’s Board of Directors and certain of its employees for the nine-month periods ended September 30, 2023 and 2022, amounted to $8,323 and $6,562, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the nine-month periods ended September 30, 2023 and 2022, amounted to $278 and $200, respectively, and is included under voyage expenses.

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors, certain of its employees and to non-employees as of September 30, 2023 and December 31, 2022 amounted to $2,119 and $1,200, respectively. On September 30, 2023, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s Board of Directors and its other employees not yet recognized is expected to be recognized is 0.76 years.

16.	Subsequent Events

On October 6, 2023, the Company paid a dividend of $491 to all shareholders of record as of September 22, 2023 (Note 11).

On October 24, 2023, the Company took delivery of the Titanship under a 12-month bareboat charter agreement (Note 10).  The Company paid an additional $3,500 upon delivery of the vessel according to the terms of the relevant bareboat charter agreement.

On November 14, 2023, the Company announced a regular quarterly dividend of $0.025 per share for the third quarter of 2023 payable on or about January 10, 2024 to all shareholders of record as of December 22, 2023.